

13031119

SEC Mail Processing Section
MAR 15 2013
Washington DC
401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-46743

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Winning Edge Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 Madison Ave
(No. and Street)

Clifton	NJ	07011-2716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bennie Zangara, President — 973-773-6600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

3673 Quakerbridge Road PO Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Bennie Zangaga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Winning Edge Financial Group, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

LIGIA E FILION
Notary Public
State of New Jersey
My Commission Expires Oct 29, 2015

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders Equity or Partners' or Sole Proprietor's Capital .
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m)A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o)Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Winning Edge Financial Group, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2012

THE WINNING EDGE FINANCIAL GROUP, INC.

FINANCIAL HIGHLIGHTS
December 31, 2012

NET LOSS	$	(6,386)
NET WORTH		58,074
CASH AND CASH EQUIVALENTS		22,014
CURRENT RATIO	1.66 : 1.0	

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Rd, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

To: The Stockholder
The Winning Edge Financial Group, Inc.

Report on the Financial Statements

I have audited the accompanying financial statements of The Winning Edge Financial Group, Inc. which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 12, 2013

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$	22,014
Accounts receivable		22,156
Prepaid expenses		511
Deferred income tax		4,833
Total Current Assets		49,514
Office Equipment		
Computer equipment		4,659
Less: Accumulated depreciation		(3,698)
		961
Other Assets		
Investments		37,485
Total Assets	$	87,960

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses	$	5,848
Payroll taxes payable		23,258
Income taxes payable		780
Total Current Liabilities		29,886
Total Liabilities		29,886
Stockholders' Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Paid-in Capital		22,500
Accumulated other comprehensive income		18,378
Retained earnings		16,196
		58,074
Total Liabilities and Stockholders' Equity	$	87,960

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2012

REVENUES		
Commissions	$	115,796
Tax Preparation fees		26,591
Dividend & interest income		422
		142,809
OPERATING EXPENSES		
Salaries & wages		57,100
Rent		24,000
Professional fees		2,546
Regulatory fees		2,035
General & administrative		28,077
Advertising		8,096
Insurance		8,834
Auto expense		8,050
Payroll tax		5,382
Telephone & internet		4,534
Depreciation		481
		149,135
Loss From Operations & Before Income Tax		(6,326)
Income Tax Expense		(780)
Net loss before other comprehensive income		(7,106)
Other Comprehensive Income		
Unrealized Holding Gains Arising During Period		720
Other Comprehensive Income, before tax		720
Income tax expense related to items of other comprehensive income		0
Other comprehensive income, net of tax		720
Net Loss	$	(6,386)

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Year Ended December 31, 2012

Subordinated Liabilities at December 31, 2011	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2012	$	-

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2012

	Common Stock		Additional	Accumulated		Total
	Number of Shares	Amount	Paid-In Capital	Other Comprehensive Income	Retained Earnings	Stockholders' Equity
Balance at December 31, 2011	1,000	$ 1,000	$ 22,500	$ 17,658	$ 23,302	$ 64,460
Current year activity	-	-	-	720	-	720
Net Loss	-	-	-	-	(7,106)	(7,106)
Balance at December 31, 2012	1,000	$ 1,000	$ 22,500	18,378	$ 16,196	$ 58,074

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (6,386)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	481
Unrealized Gain on investment	(720)
(Increase) Decrease in Operating Assets:	
Receivables	(3,036)
Prepaid expenses	758
Deferred income tax	0
Increase (Decrease) in Operating Liabilities:	
Accounts payable and accrued expenses	(44,563)
Taxes payable	30
Net cash used in operating activities	(53,436)
Cash Flows From Investing Activities	
Purchase of equipment	(300)
Net cash used in investing activities	(300)
Cash Flows From Financing Activities	-
Net decrease in cash	(53,736)
Cash and cash equivalents at Beginning of Year	75,750
Cash and cash equivalents at End of Year	$ 22,014

Supplemental Disclosures

Cash paid for income taxes	$ -
Cash paid for interest	$ -

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

Notes to Financial Statements
Year Ended December 31, 2012

1 Nature of Business Operations

The Winning Edge Financial Group, Inc. (The Company) is a New Jersey corporation conducting business as securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority - ("FINRA").

2 Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2012.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2012 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, over a three year period , based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period..

(f) Revenue Recognition

The Company earns commissions from executing customer transactions in mutual fund securities and variable annuities. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company recognizes revenue from other fees in the period earned, that is when the transaction has been completed or the services have been rendered.

(g) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to unrealized gain on investments. The deferred tax liability represents the future tax return consequences that will be realized when the asset is settled. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 the shareholder has determined that there are no material uncertain income tax positions. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2012.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(I) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 12, 2013 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) *Fair Value Measurements*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

For further discussion of fair value, see "Note 9 Fair Value"

(l) Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income.

3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $18,976., which was $13,976. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .105 to 1.

4 Marketable Securities

Investments are presented in the financial statements at market value and is considered a level one input due to the fact that there are quoted prices for identical items in an active, visible and liquid market. The Company uses actual cost paid to determine the cost basis of shares of common stock held. The following is a summary of investments at December 31, 2012:

Common Stock - Level 1 Input	Fair Value
1,500 shares NASDAQ Stock, cost $18,907	$37,485

5 Concentrations

A significant amount of the Company's revenues are derived from the sale of open-end mutual funds and variable annuities.

6 Related Party Transactions

The Company leases office space from an affiliated company that is owned by its principal stockholder. There is no written lease agreement and currently the lease is on a month to month basis. The annual rent paid to this related party was $24,000.

7 Income Taxes

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry forwards at December 31, 2012 total approximately $88,277 and will expire on December 31, 2032.

8 Pension Plan

The Company has a 401 Uni(k) Plan which covers the Company's only employee and sole shareholder. Contributions to the plan included the statement of operations for the year ended December 31, 2012 totaled $0.

9 Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2012 the Company was not in violation of this requirement.

11 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2012 the Company was in compliance with this program.

12 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2012

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Rd, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

To: The Stockholder
The Winning Edge Financial Group, Inc.

In planning and performing my audit of the financial statements of The Winning Edge Financial Group, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 12, 2013

THE WINNING EDGE FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2012

Pursuant to rule 15c 3-3 relating to possession or control requirements, The Winning Edge Financial Group, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2012 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(1) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 is $5,000..

THE WINNING EDGE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2012
Schedule I

NET CAPITAL		
Common stock	$	1,000
Paid-in capital		22,500
Accumulated other comprehensive income		18,378
Retained earnings		16,196
Total Credits		58,074
Debits		
Accounts receivable		22,028
Haircuts - stocks		5,623
Undue concentration		5,142
Equipment less accumulated depreciation		961
Deferred income tax		4,833
Prepaid expense		511
Total Debits		39,098
NET CAPITAL	$	18,976
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness	$	1,990
Minimum capital requirement		5,000
Net capital in excess of requirements	$	13,976
Ratio of Aggregate Indebtedness to Net Capital	.105 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2012)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	21,253
Net Capital, per above		18,976
Difference	$	2,277

THE WINNING EDGE FINANCIAL GROUP, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2012
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses	$	5,848
Payroll taxes payable		23,258
Income taxes payable		780
Total Aggregate Indebtedness	$	29,886

THE WINNING EDGE FINANCIAL GROUP, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by The Winning Edge Financial Group, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.	12.00

SEC FILE NUMBER
8-46743

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Winning Edge Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Madison Ave
(No. and Street)

Clifton	NJ	07011-2716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bennie Zangara, President — 973-773-6600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

3673 Quakerbridge Road PO Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bennie Zangaga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Winning Edge Financial Group, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

LIGIA E FILION
Notary Public
State of New Jersey
My Commission Expires Oct 29, 2015

Signature

President

Title

Notary Public 3/14/13.

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in Stockholders Equity or Partners' or Sole Proprietor's Capital.
✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
✓ (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
✓ (o) Independent auditor's report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*